SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Quicksilver Gas Services LP
(Name of Issuer)

Common Units, representing limited partnership interests
(Title of Class of Securities)

74839G 106
(CUSIP Number)

August 7, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 684,668 common units representing limited partnership interests, which constitutes approximately 5.6% of the total number of common units outstanding.  All ownership percentages set forth herein assume that there are 12,263,625 outstanding.

CUSIP No. 74839G 106

1.     Name of Reporting Person:

           Little Hoss Cowtown Pipeline Partners

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  368,311
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  368,311
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          368,311

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 3.0%

12.     Type of Reporting Person: PN

CUSIP No. 74839G 106

1.     Name of Reporting Person:

           Little Hoss Cowtown Processing Partners

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  316,357
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  316,357
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          316,357

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 2.6%

12.     Type of Reporting Person: PN

Item 1(a).     Name of Issuer.

The name of the issuer is Quicksilver Gas Services LP (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 777 West Rosedale, Fort Worth, Texas 76104.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Little Hoss Cowtown Pipeline Partners, a Texas general partnership ("Pipeline Partners"), and Little Hoss Cowtown Processing Partners, a Texas general partnership ("Processing Partners"), the "Reporting Persons". Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  AEM Ranch, LLC, a Texas limited liability company ("Ranch"), Ardon E. Moore ("Moore"), LMBI, L.P., a Delaware limited partnership ("LMBI"), LMBI GP, LLC, a Delaware limited liability company ("LMBI GP"), 201 Management Trust, a Texas trust ("Trust"), and Lee M. Bass ("Bass").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of the Reporting Persons and the Controlling Persons is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Units, representing limited partnership interests, of the Issuer (the "Common Units").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 74839G 106.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

Pipeline Partners

The aggregate number of Common Units that Pipeline Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 368,311, which constitutes approximately 3.0% of the outstanding Common Units.

Processing Partners

The aggregate number of Common Units that Processing Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 316,357, which constitutes approximately 2.6% of the outstanding Common Units.

Controlling Persons

Ranch

Because of its position as the managing partner of Pipeline Partner and Processing Partners, Ranch may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 684,668 Common Units, which constitutes approximately 5.6% of the outstanding Common Units.

Moore

Because of his position as the sole member of Ranch, Moore may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 684,668 Common Units, which constitutes approximately 5.6% of the outstanding Common Units.

LMBI

Because of its position as a general partner of Pipeline Partners and Processing Partners, LMBI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 684,668 Common Units, which constitutes approximately 5.6% of the outstanding Common Units.

LMBI GP

Because of its position as the sole general partner of LMBI, LMBI GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 684,668 Common Units, which constitutes approximately 5.6% of the outstanding Common Units.

Trust

Because of its position as the sole member of LMBI GP, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 684,668 Common Units, which constitutes approximately 5.6% of the outstanding Common Units.

Bass

Because of his position as the sole trustee of the Trust, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 684,668 Common Units, which constitutes approximately 5.6% of the outstanding Common Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Pipeline Partners

Pipeline Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 368,311 Common Units.

Processing Partners

Processing Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 316,357 Common Units.

Controlling Persons

Ranch

As the managing partner of both Pipeline Partners and Processing Partners, Ranch has the sole power to vote or to direct the vote of an aggregate of 684,668 Common Units and the shared power to dispose or to direct the disposition of an aggregate of 684,668 Common Units.

Moore

As the sole member of Ranch, Moore has the sole power to vote or to direct the vote of an aggregate of 684,668 Common Units and the shared power to dispose or to direct the disposition of an aggregate of 684,668 Common Units.

LMBI

As a general partner of both Pipeline Partners and Processing Partners, LMBI has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of an aggregate of 684,668 Common Units.

LMBI GP

As the sole general partner of LMBI, LMBI GP has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of 684,668 Common Units.

Trust

As the sole member of LMBI GP, the Trust has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of 684,668 Common Units.

Bass

As the sole trustee of the Trust, Bass has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of 684,668 Common Units.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     November 16, 2007

LITTLE HOSS COWTOWN PIPELINE PARTNERS By: AEM Ranch, LLC, Managing Partner By: /s/ Ardon E. Moore Ardon E. Moore, President
LITTLE HOSS COWTOWN PROCESSING PARTNERS By: AEM Ranch, LLC, Managing Partner By: /s/ Ardon E. Moore Ardon E. Moore, President